Exhibit (k)(ii)

John Hancock Investment Management LLC 200 Berkeley Street Boston, MA 02116

April 9, 2025

To the Trustees of

Manulife Private Credit Plus Fund

200 Berkeley Street

Boston, MA 02116

Re:	Expense Limitation Letter Agreement and Expense Limitation Notice

With reference to the investment advisory agreement (the “Advisory Agreement”) approved by the Board and entered into by and between John Hancock Investment Management LLC (the “Advisor”) and Manulife Private Credit Plus Fund (the “Fund”), we hereby notify you as follows:

1. The Advisor agrees to contractually waive its advisory fees or, to the extent necessary, reimburse other expenses of the Fund as set forth in Appendix A hereto.

2. We understand and intend that the Fund will rely on this undertaking in overseeing the preparation and filing of Post-effective Amendments to the Registration Statement on Form N-2 for the Fund with the Securities and Exchange Commission, in accruing the Fund’s expenses for purposes of calculating its net and gross asset value per share, and for other purposes permitted under Form N-2 and/or the Investment Company Act of 1940, as amended, and we expressly permit the Trust so to rely.

Very truly yours,

John Hancock Investment Management LLC

By:	/s/ Jeff Nataupsky
Jeff Nataupsky
Chief Financial Officer and Treasurer

Agreed and Accepted on behalf of Manulife Private Credit Plus Fund

By:	/s/ Fernando Silva
Fernando Silva
Chief Financial Officer

A copy of the document establishing the Fund as a Massachusetts Business Trust is filed with the Secretary of The Commonwealth of Massachusetts. This Agreement is executed by the officer in his capacity as such and not as an individual and is not binding upon any of the Trustees, officers or shareholders of the Fund individually but only upon the assets of the Fund.

APPENDIX A

Fund Level Contractual Limitation on Other Fund Level Expenses

For purposes of this Appendix:

The Advisor contractually agrees to reduce its advisory fee for the Fund or, if necessary, make payment to the Fund, in an amount equal to the amount by which the “Other Fund Level Expenses” of the Fund incurred in the ordinary course of the Fund’s business exceed the annual rate as set forth in the table below of the Fund’s monthly net assets.

“Other Fund Level Expenses” means all the expenses of the Fund, excluding: (a) advisory fees; (b) interest expense; (c) taxes; (d) portfolio brokerage commissions; (e) litigation and indemnification expenses and other extraordinary expenses not incurred in the ordinary course of the business of the Fund; (f) Rule 12b-1 fees; (g) short dividends; (h) Acquired Fund Fees and Expenses;1 and (i) class specific expenses.

The current expense limitation agreement expires on the date specified below, unless renewed by mutual agreement of the Fund and the Advisor based upon a determination that this is appropriate under the circumstances at that time.

This expense limitation agreement will also terminate automatically upon the termination of the Advisory Agreement, unless a new investment advisory agreement with the Advisor (or with an affiliate under common control with the Advisor) becomes effective upon such termination.

Fund	Limit on “Other Fund Level Expenses”	Expiration Date of Expense Limit
Manulife Private Credit Plus Fund	0.50%	April 30, 2026

[1]	“Acquired Fund Fees and Expenses” are based on indirect net expenses associated with the Fund’s investments in underlying investment companies.

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Fund Level Contractual Fee Waiver

For purposes of this Appendix:

The Advisor contractually agrees to reduce its advisory fee for the Fund or, if necessary, make payment to the Fund, so that the sum of:

(1) aggregate advisory fee (excluding any incentive fee) paid to the Advisor with respect to both the Fund and that portion of any Underlying Fund (as defined below) held by the Fund; and

(2) the advisory fee (excluding any incentive fee) paid to an affiliate of the Advisor with respect to that portion of an Underlying Fund held by the Fund,

does not exceed the annual rate of 1.25% of the value of the Fund’s monthly net assets.

“Underlying Funds” is defined as any affiliated underlying funds, including, but not limited to, closed-end investment companies, business development companies, private funds (other than affiliated private funds), and exchange-traded funds.

The current fee waiver agreement expires on the date specified below, unless renewed by mutual agreement of the Fund and the Advisor based upon a determination that this is appropriate under the circumstances at that time.

September 30, 2025

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